John A. Good PHONE: (901) 543-5901 FAX: (888) 543-4644 E-MAIL: jgood@bassberry.com	The Tower at Peabody Place 100 Peabody Place, Suite 900 Memphis, TN 38103-3672 (901) 543-5900

April 27, 2012

Edward P. Bartz

Staff Attorney

U.S. Securities and

Exchange Commission

Division of Investment

Management

100 F Street, NE

Washington, DC 20549

Re:	HMS Income Fund, Inc.

Registration Statement on Form N-2, as amended

File No. 333-178548

Dear Mr. Bartz:

On behalf of HMS Income Fund, Inc. (the “Company”) and in response to oral comments received from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 4, 2012, via teleconference, relating to the Company’s Registration Statement on Form N-2, as amended (File No. 333-178548) (the “Registration Statement”), we submit this letter containing the Company’s responses to the Staff’s comments. For your convenience, we have set forth below the Staff’s comment followed by the Company’s response in bold.

Comment 1: With respect to comment 2 of the Staff’s oral comments given on February 3, 2012, although the Staff acknowledges the Company’s position, it does not agree with the Company’s response. After having reviewed relevant authority and legislative history, the Staff still believes that a merger is an event in which gain is not realized. As such, an adviser should not receive an incentive fee where assets have not been sold. Please remove the third component of the Company’s incentive fee, the subordinated liquidation incentive fee. Additionally, if still applicable after removing the subordinated liquidation incentive fee, revise the definition of “adjusted capital” to clarify what it encompasses.

Response 1: The Company acknowledges the Staff’s comment. The Company has removed the subordinated liquidation incentive fee from the Registration Statement. Additionally, in accordance with previous discussion with the Staff, the Company has revised the incentive fee on capital gains so that it is earned on realized capital gains from the portfolio of the Company, whether during operations or upon liquidation in a cash transaction. The Company has made conforming changes to the Investment Advisory and Management Services Agreement and in the audited financial statements. In making the foregoing revisions, the Company has reviewed the current definition of “adjusted capital” and has determined that a modification to such definition is not necessary as a result of the elimination of the subordinated liquidation incentive fee or the revision to the incentive fee on capital gains.

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April 27, 2012

Comment 2: On page 94 of the Registration Statement, please provide an explanation of footnote (1), which provides “(1) As illustrated in Year 3 of Alternative 2 above, if the Company were to be wound up on a date other than December 31st of any year, the Company may have paid aggregate capital gains incentive fees that are more than the amount of such fees that would be payable if the Company had been wound up on December 31 of such year.”

Response 2: The Company acknowledges the Staff’s comment and, after further review of the footnote in question, has determined that said footnote is not necessary. As such, footnote (1) on page 102 of the Registration Statement has been deleted.

Comment 3: With respect to comment 10 set forth in the comment letter from the Staff dated January 30, 2012, please revise the share repurchase price so that shares are repurchased at net asset value, which net asset value will have been determined within 48 hours of the repurchase date.

Response 3: The Company acknowledges the Staff’s comment and has revised the Registration Statement on pages 13, 14, 48, 117, 118, 147 and 149 to indicate that the Company will repurchase shares at a price per share equal to the net asset value per share, as determined within 48 hours of the date of repurchase.

Comment 4: Please revise the diagram on pages 9 and 69 of the Registration Statement to indicate that the sub-adviser has a written contract with the Company.

Response 4: The Company acknowledges the Staff’s comment and has revised the diagram on pages 10 and 74 of the Registration Statement to reflect the fact that the sub-adviser has a written contract with the Company.

Comment 5: The Registration Statement describes the Company as collecting the subordinated incentive fee on income on a quarterly basis, as well as payment-in-kind (“PIK”) interest on certain investments. Because it is possible that an investment that provides for PIK could go bad after the adviser has collected a fee on it, please provide additional disclosure regarding this possibility.

Response 5: The Company acknowledges the Staff’s comment and has updated the disclosure on page 65, as well as adding language to the “Our investments in prospective portfolio companies may be risky, and could lose all or part of our investment” risk factor on page 42 of the Registration Statement indicating that if the debt principal is not paid in full, the PIK interest will likely be partially or wholly uncollectible.

Comment 6: Because Main Street Capital Corporation, a registered investment adviser, is the parent of Main Street Capital Partners, LLC, the Company’s sub-adviser and presumably a registered investment adviser, Main Street Capital Corporation will need to seek exemptive relief in order to own Main Street Capital Partners, LLC.

Response 6: Please be advised that Main Street Capital Corporation has been in discussions with Jim Curtis of the Office of the Chief Counsel in the Division of Investment Management with respect to its request for no-action relief under Section 12(d)(3) of the Investment Company Act of 1940 relating to the need for Main Street Capital Partners, LLC, the Company’s sub-adviser, to register under the Investment Adviser’s Act of 1940 (the “Advisers Act”) and the related issue of the need relief under Section 12(d)(3) for Main Street Capital Corporation. Based on discussions to date, Main Street Capital Corporation believes that there is a reasonable possibility that it be able to obtain the requested no-action relief prior to the effective

April 27, 2012

date of the Company’s Form N-2 registration statement (“Effectiveness”) . In the event that such no-action relief is not obtained prior to Effectiveness, Main Street Capital Corporation, which is registered as an investment adviser under the Investment Advisers, will serve as the Company’s sub-adviser until such time that Main Street Capital Corporation (i) has received such requested no-action relief or (ii) obtained exemptive relief under Section 12(d)(3) of the Investment Company Act of 1940 with respect to its ownership of Main Street Capital Partners, LLC. At the time of obtaining any such relief, Main Street Capital Partners, LLC will then act as the Company’s sub-adviser.

As noted in the Company’s registration statement, Main Street Capital Partners, LLC is a wholly owned subsidiary of Main Street Capital Corporation and employs all of Main Street Capital Corporation’s investment professionals. As a result, there is no substantive difference to the Company’s stockholders as whether Main Street Capital Corporation or Main Street Capital Partners, LLC acts as the Company’s sub-adviser (i.e., the investment professionals are identical at both levels). The foregoing forms the basis for the no-action request currently under consideration by Mr. Curtis’s office. The only reason that Main Street Capital Corporation does not want to continue to act as the sub-adviser to the Company is because the income generated thereby constitutes “bad” income for purposes of maintaining its status as a regulated investment company under the Internal Revenue Code. As a result, and consistent with generally accepted tax planning solutions utilized for regulated investment companies under Subchapter M of the Internal Revenue Code, Main Street Capital Corporation would prefer that its wholly owned subsidiary, Main Street Capital Partners, LLC, perform such function on a long-term basis.

Please note that the investment sub-advisory agreement filed as Exhibit (g)(2) to the Company’s Form N-2 contemplates the foregoing arrangement (i.e., Main Street Capital Corporation acting as the Company’s sub-adviser to the extent there are regulatory impediments in connection with Main Street Capital Partners, LLC doing so).

Comment 7: Please include additional disclosure in the Registration Statement explaining how the co-investment program discussed in the Company’s exemptive relief application will work if the relief is granted.

Response 7: The Company acknowledges the Staff’s comment and has included disclosure on pages 8, 70, 71 and 109 of the Registration Statement explaining the mechanics of the co-investment program discussed in the Company’s exemptive relief application if the request for exemptive relief is granted.

Should you have any questions, please contact me via phone at (901) 543-5901 or via email at jgood@bassberry.com.

Sincerely,

/s/ John A. Good
John A. Good